December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (212) 578-1832

Mr. Morten Arntzen
Chief Executive Officer
Overseas Shipholding Group, Inc.
666 Third Avenue
New York, NY 10017

>   **Re: Overseas Shipholding Group, Inc.**
>   **Schedule 14A**
>   **Filed April 3, 2007**
>   **File No. 001-06479**

Dear Mr. Arntzen:

    We have reviewed your response letter dated November 21, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Please note that the comments issued in our prior comment letter dated September 26, 2007 were intended to provide instruction with respect to your disclosure in future proxy filings. Accordingly, we request that you confirm in your response to this letter that you will comply in future filings with each of our prior comments.

2. It appears that your response to prior comment 3 focuses primarily on the specific examples set forth in the original comment (such as, the base salary increases in 2006). We re-issue the prior comment and request that you address the larger overreaching theme embodied in the comment. Specifically, we request that you revise your Compensation Discussion and Analysis to provide additional detail and analysis regarding each specific element of compensation payable to each named executive officer. For each named executive officer, identify not only the factors that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors affected the final

determination. Please confirm that you will provide this additional disclosure in your future filings.

3. We note your supplemental response to prior comment 4. In that response you enumerate seven measures of individual performance. However, you also note that the measures "differed" for each named executive officer. In future filings, please confirm that you will fully describe the manner in which the performance objectives of the named executive officers differed. Further, please confirm that your disclosure will explain how the individual performance objectives are measured. Please note that to the extent that the company relies on specific targets in this context, you must specifically disclose them.

4. We note the second sentence of your response to prior comment 5. Your disclosure regarding benchmarking compensation against "competitive positions in the Compensation Comparison Group" and your rationale for emphasizing at-risk compensation is somewhat unclear. Please confirm that your future filings will clarify this disclosure.

5. Your response to prior comment 5 also indicates that your cash compensation and equity awards were higher and lower, respectively, than that paid by your benchmark companies. Please confirm that for each named executive officer you will disclose, and explain the reason for, any deviation in the total compensation (or any element thereof) from the targeted percentile.

6. We note the final paragraph of your response to prior comment 5. To the extent that you benchmark Mr. Dienis' compensation against peer shipping companies, please confirm that you will identify those companies in future filings.

7. While we note your response to prior comments 6 and 7, the causal connection between the disclosure of your performance targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.   Please refer to prior comment 6 for additional guidance, as appropriate.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor